Exhibit 99.1

FangDD Reports Third Quarter 2019 Unaudited Financial Results

SHENZHEN, China, Dec 05, 2019 (GLOBENEWSWIRE) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Revenue increased by 71.9% year over year to RMB948.0 million (US$132.6 million) driven by the robust growth in base commission from transactions.

•	Net income grew by 204.9% year over year to RMB80.3 million (US$11.2million).

Third Quarter 2019 Operating Highlights

•	The number of active agents[1] in the Company’s marketplace reached 226.8 thousand, representing a 26.2% year-over-year increase from 179.7 thousand in the third quarter of 2018.

•	The number of closed-loop agents[2] increased by 135.2% year over year to 20.7 thousand from 8.8 thousand in the third quarter of 2018.

•

Total closed-loop GMV[3] facilitated on the Company’s platform increased by 74.8% year over year to RMB51.12 billion (US$7.2 billion). Closed-loop GMV for new property listings and secondary sales listings were RMB39.27 billion (US$5.5 billion) and RMB11.85 billion (US$1.7 billion), respectively.

Mr. Yi Duan, Chairman and Chief Executive Officer of FangDD, commented, “In the third quarter of this year, we maintained strong growth momentum while delivering solid operating and financial results. Our strong performance was characterized with continued success in the optimization of our SaaS solutions for agents, expansion of our property listings, and the utilization of AI algorithms to embrace the growing market for real estate services. As a result, our revenue in the third quarter of 2019 increased by 71.9% year over year to RMB948.0 million, driven by a 74.8% year-over-year growth from our closed-loop GMV. Meanwhile, we also expanded our profitability as our net income more than tripled to RMB80.3 million in the third quarter of 2019 from RMB26.3 million in the same period of last year.

Going forward, we believe that as the market in China continues to evolve, the demand for online and SaaS real estate solutions will continue to rise in tandem, creating substantial headroom for growth. To capitalize on the opportunities ahead, we remain committed to investing in product offering upgrades and innovations, as well as the expansion of our property listings. Moreover, we will continue to prioritize upgrading our technological capabilities to refine our SaaS service offerings for real estate agencies, bolster our internal management tools for agency service teams, and enhance our AI algorithms to boost our matching capabilities. As we continue to implement our growth strategies and generate shareholder value, we are confident that more investors will recognize our tremendous growth potential and join us in our journey to transform China’s real estate industry.”

Third Quarter 2019 Financial Results

REVENUE

Revenue increased by 71.9% to RMB948.0 million (US$132.6 million) in the third quarter of 2019 from RMB551.4 million in the corresponding period of 2018. The increase was driven by the solid growth of the Company’s base commission revenues from transactions. Such growth was the result of the Company’s ongoing efforts in attracting more real estate sellers and agents to its marketplace, which enabled the Company to facilitate a higher commission-based GMV during the third quarter of 2019.

COST OF REVENUE

Cost of revenue in the third quarter of 2019 increased by 69.2% to RMB749.1 million (US$104.8 million) from RMB442.6 million in the corresponding period of 2018, mainly attributable to an increase in commission fees payable to agents for the services they rendered, which is in line with the increased commission from transactions resulting from our business growth.

GROSS PROFIT

Gross profit in the third quarter of 2019 increased by 82.7 % to RMB198.8 million (US$27.8 million) from RMB108.8 million in the corresponding period of 2018. Gross margin remained stable at 21.0% in the third quarter of 2019 compared to the corresponding period of 2018.

OPERATING EXPENSES

Operating expenses increased by 39.6% to RMB122.0 million (US$17.1 million) in the third quarter of 2019 from RMB87.4 million in the corresponding period of 2018.

•

Sales and marketing expenses decreased by 71.4% to RMB3.8 million (US$0.5 million) in the third quarter of 2019 from RMB13.3 million in the corresponding period of 2018. The decrease in the sales and marketing expenses was primarily due to the reduced spending on brand promotion and marketing activities to attract listings from real estate sellers to the Company’s marketplace.

•

Product development expenses increased by 44.2% to RMB73.4 million (US$10.3 million) in the third quarter of 2019 from RMB50.9 million in the corresponding period of 2018. The increase was mainly due to higher personnel-related expenses resulting from the increased average compensation during this period.

•

General and administrative expenses increased by 93.1% to RMB44.8 million (US$6.3 million) in the third quarter of 2019 from RMB23.2 million in the corresponding period of 2018. The increase was mainly attributable to an increase in personnel-related expenses resulting from an increase in the Company’s employee headcount as well as the average compensation during this period.

INCOME FROM OPERATIONS

Income from operations was RMB76.8 million (US$10.7 million) in the third quarter of 2019, compared to RMB21.4 million in the corresponding period of 2018.

NET INCOME

Net income was RMB80.3 million (US$11.2 million) in the third quarter of 2019, compared to RMB26.3 million in the corresponding period of 2018.

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (“ADS”) were RMB2.00 (US$0.28) and RMB1.00 (US$0.14), respectively, in the third quarter of 2019. In comparison, the Company’s basic and diluted net loss per ADS in the corresponding period of 2018 were both RMB1.00. Each ADS represents 25 of the Company’s Class A ordinary shares.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB764.0 million (US$106.9 million). For the third quarter of 2019, net cash provided by operating activities was RMB35.6 million (US$5.0 million).

Business Outlook

For the fourth quarter of 2019, the Company currently expects its revenue to be between RMB900 million and RMB950 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, December 4, 2019, at 8:00 P.M. Eastern Time (or Thursday, December 5, 2019, at 9:00 A.M. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong, China:	+852-3018-6771
Conference ID:	#2686986

The replay will be accessible through December 12, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#2686986

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by technology. FangDD operates China’s largest online real estate marketplace as measured by the number of registered agents on its marketplace as of December 31, 2018. Of the approximately 2.0 million real estate agents in China, more than 911,000 were on its platform as of December 31, 2018. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FANGDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FANGDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FANGDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FANGDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and FANGDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Jing Meng

General Manager, Capital Markets Department

Tel: +86 (0755) 2699-8968

Email: ir@fangdd.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 308-1649

Email: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	443,586	487,927
Restricted cash	350,632	233,424
Short-term investments	71,483	42,600
Accounts receivable, net	1,352,596	1,988,628
Prepayments and other current assets	210,996	187,968

Total current assets	2,429,293	2,940,547

Total assets	2,879,284	3,552,776

LIABILITIES
Current liabilities
Short-term bank borrowings	395,000	386,030
Accounts payable	1,128,248	1,718,993
Customers’ refundable fees	41,697	53,847
Accrued expenses and other payables	425,470	319,024
Taxes payables	369	37

Total current liabilities	1,990,784	2,477,931

Total liabilities	2,003,430	2,490,918

Total mezzanine equity	2,743,144	2,978,744

Total deficit	(1,867,290)	(1,916,886)

Total liabilities, mezzanine equity and deficit	2,879,284	3,552,776

Fangdd Network Group Ltd. SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA (All amounts in thousands, except for share and per share data)

	Three Months Ended September 30,
	2018	2019
	RMB	RMB
Revenue	551,430	947,963
Cost of revenues	(442,627)	(749,114)

Gross profit	108,803	198,849

Operating expenses:
Sales and marketing expenses	(13,273)	(3,835)
Product development expenses	(50,902)	(73,399)
General and administrative expenses	(23,180)	(44,779)

Total operating expenses	(87,355)	(122,013)

Income from operations	21,448	76,836

Net income	26,339	80,308
Accretion of Redeemable Convertible Preferred Shares	(64,378)	(1,645)

Net (loss) income attributable to ordinary shareholders	(38,039)	78,663

Net income	26,339	80,308
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	(61,960)	60,419

Total comprehensive (loss) / income, net of income taxes	(35,621)	140,727

Net (loss) income per share attributable to ordinary shareholders
- Basic	(0.04)	0.08
- diluted	(0.04)	0.04
Net (loss) income per ADS attributable to ordinary shareholders
- Basic	(1.00)	2.00
- diluted	(1.00)	1.00
Weighted average number of ordinary shares used in computing net (loss) / income per share, basic and diluted
- Basic	945,712,030	945,712,030
- diluted	945,712,030	1,833,965,173

[1]	“Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.
[2]	Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control.
[3]

“Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. “GMV” refers to gross merchandise value, which is calculated as the total value of all transactions we facilitate on our marketplace, including the value of the primary property and secondary property sales transactions and the total rent of the rental property transactions.